Eurasian Minerals Inc. NEWS RELEASE

Eurasian Minerals and Antofagasta Sign the Second Designated Project Earn-In Agreement for Copper Exploration in Sweden

Vancouver, British Columbia, January 23, 2012 (TSX Venture: EMX) -- Eurasian Minerals Inc. (the "Company" or "EMX") is pleased to announce the execution of a Designated Project Earn-In Agreement (the “Agreement”) with Antofagasta Minerals S.A. (“Antofagasta”), a wholly-owned subsidiary of Antofagasta plc, for copper exploration at the Norrmyran property in Sweden. Norrmyran joins Kiruna South (see February 18, 2011 Company news release) as the second Designated Project in Sweden, with both projects selected from EMX’s exploration portfolio based upon their exploration prospectivity. Antofagasta can earn up to a 70% interest in a Designated Project through a combination of cash payments and work commitments that result in a NI 43-101 compliant feasibility study. EMX is conducting copper exploration in Sweden under a Regional Strategic Alliance Agreement funded by Antofagasta. The Company’s work at Norrmyran identified prospective porphyry copper targets through field mapping and the integration of comprehensive exploration databases. The joint venture has significant work programs that are either underway or planned for later in 2012 at both Norrmyran and Kiruna South.

Norrmyran Designated Project. The Norrmyran Designated Project (“DP”) consists of EMX’s Norrmyran 1 and 2 exploration permits in Västerbotten County, northern Sweden (please see attached map). The exploration permits cover an area of 126.12 square kilometers in the productive Skellefte Mineral Belt of volcanogenic massive copper-zinc sulphide and porphyry copper mineralization. EMX’s work on the property includes outcrop and boulder mapping of geology, alteration, and copper-gold mineralization, as well as the assessment of geological, geochemical, and geophysical databases included in the acquisition of the Phelps Dodge Exploration Sweden AB assets from Freeport-McMoRan Exploration Corporation (please see Company news release dated August 5, 2010). EMX has identified an extensive porphyry copper target area beneath glacial cover that will be tested with a program of wide-spaced diamond drilling planned for this spring.

Designated Project Earn-In Terms. Antofagasta may earn an initial 51% interest in the DP by spending an aggregate of US $5 million over five years (the “First Option Expenditures”) and making a one-time cash payment to EMX on, or before, the fifth anniversary equal to the product obtained by multiplying 225,000 pounds of copper times the average copper price for the previous 30 trading days.

Antofagasta has the option to earn an additional 19% in the DP, for a total of 70%, by sole funding work commitments resulting in the completion of a NI 43-101 compliant feasibility study. These “Second Option Expenditures” will initially consist of a minimum US $3 million over three years, with minimum expenditures of US $2 million per year thereafter until the feasibility study is completed. In addition, to complete the 70% earn-in, Antofagasta will make another cash payment to EMX equal to the product obtained by multiplying 225,000 pounds of copper times the average copper price for the previous 30 trading days.

In the event Antofagasta completes the earn-in requirements to hold a 70% interest in the DP, each party will fund its respective share of further expenditures on a go-forward basis. Standard dilution clauses will apply, and if either party’s interest is diluted below 10%, their interest will automatically be converted to a 2% NSR. EMX retains the right to convert its participating interest in the DP into a 2% net smelter return at any time after Antofagasta earns its 70% interest in such DP, and until commercial production is reached. The conversion option also includes an annual advance royalty payment equal to the product obtained by multiplying 90,000 pounds of copper times the average copper price for the previous 30 trading days.

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If Antofagasta fails to complete the Second Option Expenditures, each party’s interest will remain at Antofagasta 51% and EMX 49%, but EMX will take control and management of the project.

Other EMX Properties in Sweden. The Company has a portfolio of twenty-one granted exploration permits and one exploration permit under application in Sweden covering an area of 963 square kilometers. Sixteen of these exploration permits are located in Norrbotten County, northern Sweden, where the Company is exploring for porphyry copper-gold and iron-oxide-copper-gold (IOCG) deposits. The exploration programs in Norrbotten County are conducted under the Kiruna South Designated Project and Regional Strategic Alliance terms with Antofagasta (see EMX News Release dated February 18, 2011).

EMX is advancing the Storåsen copper-gold-PGE property outside of the Regional Strategic Alliance with Antofagasta. Storåsen is located in west-central Sweden, and contains a zone of drill-defined copper, gold and PGE mineralization, surface geochemical anomalies, mineralized boulders, and mineral occurrences that extend along strike for nearly one kilometer and have yet to be tested.

About Antofagasta. Antofagasta Minerals S.A. ("Antofagasta") is the mining division of Antofagasta plc. Antofagasta plc is listed on the London Stock Exchange and a constituent of the FTSE-100 Index, with interests also in transport and water distribution. Currently, Antofagasta plc activities are primarily concentrated in Chile where it owns and operates four copper mines: Los Pelambres, Esperanza, El Tesoro and Michilla. Total production in 2011 is expected to be 620,000-640,000 tonnes of copper, 10,600 tonnes of molybdenum and 200,000-215,000 ounces of gold. Antofagasta plc also has exploration, evaluation and/or feasibility programs in North America, Latin America, Europe, Asia, Australia, and Africa.

About EMX. Eurasian Minerals is a global gold and copper exploration company utilizing a partnership business model to explore the world's most promising and underexplored mineral belts. EMX currently has projects in ten countries on four continents, and generates wealth via grassroots prospect generation, strategic acquisition, royalty growth and merchant banking.

Dr. Duncan Large, Chartered Engineer (UK) and Eur. Geol., a Qualified Person as defined by National Instrument 43-101 and consultant to the Company, has reviewed and verified the technical information contained in this news release.

For further information contact:

David M. Cole	Valerie Barlow
President and Chief Executive Officer	Corporate Secretary
Phone: (303) 979-6666	Phone: (604) 688-6390
Email: dave@eurasianminerals.com	Email: vbarlow@eurasianminerals.com
Website: www.eurasianminerals.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Exchange) accepts responsibility for the adequacy or accuracy of this release.

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.eurasianminerals.com

Forward-Looking Statement
Some of the statements in this news release contain forward-looking information that involves inherent risk and uncertainty affecting the business of Eurasian Minerals Inc. Actual results may differ materially from those currently anticipated in such statements.

Eurasian Minerals Inc.
WWW.EURASIANMINERALS.COM
TSX Venture Exchange: EMX.V
Pink Sheets: ESMNF
Ussavaara
Kalixfors 3
Mattavaara
Kalixfors 1
Saivo 1
Kalixfors 4
Saivo 3
Leipovaara 2
Sadjem
Sadjem West
Kiruna
Puoltsa 10
Pikkujärvi 1, 2, 3, 4
Aitik
Iekelvare 1
Norrmyran 1, 2
Kristineberg
Renström
Storasen 1, 2, 3, 4
Garpenberg
Stockholm
Zinkgruvan
N
0 100 200 400 km
LEGEND
Norrmyran Designated Project
Kiruna South Designated Project
Alliance Property
EMX Property
Exploration Permit
Exploration Permit Application
Skellefte Mineral Belt
Major Ore Deposit
Norrmyran Designated Project
1610000 1615000 1620000 1625000
7205000 7200000 7195000
Norrmyran 2
Norrmyran 1
Target
N
0 1 2 4 km
LEGEND
EMX License
Granitoid -syenitoid
Metagranodiorite -metatonalite
Fault

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.eurasianminerals.com